NO ACT

PE

1-15-13



DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549



13000194

Received SEC

FEB 26 2013

Washington, DC 20549

February 26, 2013

Dana Klein
The Wendy's Company
dana.klein@wendys.com

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 02-26-13

Re: The Wendy's Company
Incoming letter dated January 15, 2013

Dear Ms. Klein:

This is in response to your letter dated January 15, 2013 concerning the shareholder proposal submitted to Wendy's by Kenneth Steiner. We also have received letters on the proponent's behalf dated January 18, 2013 and January 22, 2013. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Ted Yu
Senior Special Counsel

Enclosure

cc: John Chevedden
FISMA & OMB Memorandum M-07-16



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 26, 2013

Dana Klein
The Wendy's Company
dana.klein@wendys.com

Re: The Wendy's Company
Incoming letter dated January 15, 2013

Dear Ms. Klein:

This is in response to your letter dated January 15, 2013 concerning the shareholder proposal submitted to Wendy's by Kenneth Steiner. We also have received letters on the proponent's behalf dated January 18, 2013 and January 22, 2013. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Ted Yu
Senior Special Counsel

Enclosure

cc: John Chevedden
FISMA & OMB Memorandum M-07-16

February 26, 2013

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: The Wendy's Company
Incoming letter dated January 15, 2013

The proposal asks the board to adopt a policy that in the event of a change in control, there shall be no acceleration of vesting of any equity award granted to any senior executive, provided, however, that the board's compensation committee may provide that any unvested award will vest on a partial, pro rata basis, with "such qualifications for an award as the Committee may determine."

We are unable to concur in your view that Wendy's may exclude the proposal under rule 14a-8(i)(3). We are unable to conclude that the proposal is so inherently vague or indefinite that neither the shareholders voting on the proposal, nor the company in implementing the proposal, would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires. In addition, we are unable to conclude that you have demonstrated objectively that the proposal or the portions of the supporting statement you reference are materially false or misleading. Accordingly, we do not believe that Wendy's may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(3).

We are unable to concur in your view that Wendy's may exclude the proposal under rule 14a-8(i)(10). Based on the information you have presented, it appears that Wendy's policies, practices, and procedures do not compare favorably with the guidelines of the proposal and that Wendy's has not, therefore, substantially implemented the proposal. Accordingly, we do not believe that Wendy's may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(10).

Sincerely,

Angie Kim
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

JOHN CHEVEDDEN

FISMA & OMB Memorandum M-07-16 ***FISMA & OMB Memorandum M-07-16***

January 22, 2013

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 2 Rule 14a-8 Proposal
The Wendy's Company (WEN)
Limit Accelerated Executive Pay
Kenneth Steiner

Ladies and Gentlemen:

This is in regard to the January 15, 2013 company request concerning this rule 14a-8 proposal.

Although the text in this proposal is similar to the text of the rule 14a-8 proposals in *Walgreen Co.* (October 4, 2012) (Amalgamated Bank) and *Honeywell International Inc.* (January 10, 2013), the company does not disagree with *Walgreen* or *Honeywell.* Walgreen has a double trigger.

This is to request that the Securities and Exchange Commission allow this resolution to stand and be voted upon in the 2013 proxy.

Sincerely,



John Chevedden

cc: Kenneth Steiner

Kathleen McLaughlin <Kathleen.McLaughlin@wendys.com>

JOHN CHEVEDDEN

FISMA & OMB Memorandum M-07-16 ***FISMA & OMB Memorandum M-07-16***

January 18, 2013

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 1 Rule 14a-8 Proposal
The Wendy's Company (WEN)
Limit Accelerated Executive Pay
Kenneth Steiner

Ladies and Gentlemen:

This is in regard to the January 15, 2013 company request concerning this rule 14a-8 proposal.

Page 7 to the end of page 10 of the company letter does not address the proposal text in the context of its introductory sentence, "This proposal should also be evaluated in the context of our Company's overall corporate governance as reported in 2012:" The company does not opine on how shareholders might overlook this introductory sentence. The company does not discuss its argument on the text that follows this introduction in relation to *Pfizer Inc.* (Jan. 9, 2013). The proposal did not say that Mr. Brolick received 830,000 options.

This is to request that the Securities and Exchange Commission allow this resolution to stand and be voted upon in the 2013 proxy.

Sincerely,



John Chevedden

cc: Kenneth Steiner

Kathleen McLaughlin <Kathleen.McLaughlin@wendys.com>

[WEN: Rule 14a-8 Proposal, December 9, 2012]

Proposal 4* – Limit Accelerated Executive Pay

Resolved: The shareholders ask the board of directors to adopt a policy that in the event of a change in control (as defined under any applicable employment agreement, equity incentive plan or other plan), there shall be no acceleration of vesting of any equity award granted to any senior executive, provided, however, that our board's Compensation Committee may provide in an applicable grant or purchase agreement that any unvested award will vest on a partial, *pro rata* basis up to the time of the senior executive's termination, with such qualifications for an award as the Committee may determine.

For purposes of this Policy, "equity award" means an award granted under an equity incentive plan as defined in Item 402 of the SEC's Regulation S-K, which addresses executive compensation. This resolution shall be implemented so as not affect any contractual rights in existence on the date this proposal is adopted.

The vesting of equity pay over a period of time is intended to promote long-term improvements in performance. The link between executive pay and long-term performance can be severed if such pay is made on an accelerated schedule.

This proposal should also be evaluated in the context of our Company's overall corporate governance as reported in 2012:

GMI/The Corporate Library, an independent investment research firm, had continuously rated our company "D" since 2006 with "High Governance Risk." Also "High Concern" for our director's qualifications and "High Concern" regarding our Executive Pay – $16 million for Roland Smith.

Five of our directors had 16 to 18 years long-tenure and these directors controlled 60% of our audit and executive pay committees – plus 50% of our nomination committee. Director independence erodes after 10-years. GMI said long-tenure hinders a director's ability to provide effective oversight. Six directors were age 70 to 85 and these directors controlled 80% of our audit and executive pay committees – plus 50% of our nomination committee. This was a succession planning concern. It may not come as a surprise that our nomination committee chairmanship was controlled by David Schwab, who was age 80 and had 18 years long-tenure. A more independent perspective would be a priceless asset for our directors.

Our CEO received a mega-grant of 830,000 options that simply vested after time. Equity pay should have job performance triggers to align with shareholder interests. Market-priced stock options can pay off for executives due to a rising market alone, regardless of an executive's performance. Plus our highest paid executives could get performance stock units based on short three-year periods that paid off in part for sub-median TSR and EBITDA performance.

Raymond Troubh was involved with the WHX Corporation bankruptcy and was on our audit and nomination committees. Edward Garden was involved with the Chemtura Corporation bankruptcy and was not on any board committee.

Please vote to protect shareholder value:

Limit Accelerated Executive Pay – Proposal 4*


THE
Wendy's
COMPANY
Quality is Our Recipe...Worldwide

January 15, 2013

VIA E-MAIL (*shareholderproposals@sec.gov*) AND OVERNIGHT DELIVERY
U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: The Wendy's Company: Exclusion under Rule 14a-8 of Shareholder Proposal Submitted by Kenneth Steiner

Ladies and Gentlemen:

Pursuant to Rule 14a-8 promulgated under the Securities Exchange Act of 1934, as amended, The Wendy's Company, a Delaware corporation (the "Company"), requests confirmation that the staff of the Division of Corporation Finance (the "Staff") will not recommend enforcement action if the Company excludes from its proxy materials for its 2013 annual meeting of stockholders (the "2013 Annual Meeting") the shareholder proposal described below for the reasons set forth in this letter.

I. GENERAL

On December 9, 2012, the Company received a proposal and supporting statement dated October 18, 2012 (the "Proposal") from Mr. Kenneth Steiner, who has appointed Mr. John Chevedden to act on his behalf (the "Proponent"), for inclusion in the Company's proxy materials for the 2013 Annual Meeting. The Proposal, together with related correspondence between the Company and the Proponent, is attached hereto as Exhibit A.

The Company intends to file its definitive proxy materials for the 2013 Annual Meeting (the "2013 Proxy Materials") with the Securities and Exchange Commission (the "Commission") on or about April 5, 2013. Pursuant to Rule 14a-8(j), this letter is being submitted to the Commission no later than 80 calendar days before the Company files the 2013 Proxy Materials with the Commission. In accordance with *Staff Legal Bulletin No. 14D (Nov. 7, 2008)*, this letter is being submitted to the Commission via e-mail, at *shareholderproposals@sec.gov.*

Pursuant to Rule l4a-8(j), enclosed for filing with the Commission are:

1. Six copies of this letter, which includes an explanation of why the Company believes that it may exclude the Proposal from the 2013 Proxy Materials; and

2. Six copies of the Proposal (included in Exhibit A attached hereto).

In accordance with Rule 14a-8(j), the Company is simultaneously sending a copy of this letter and its attachments to the Proponent as notice of its intention to exclude the Proposal from the 2013 Proxy Materials. The Company would like to remind the Proponent that, if the Proponent elects to submit additional correspondence to the Commission or the Staff with respect to the Proposal, a copy of such correspondence should concurrently be furnished to the undersigned on behalf of the Company pursuant to Rule 14a-8(k).

II. THE PROPOSAL

The resolution contained in the Proposal reads as follows:

"Resolved: The shareholders ask the board of directors to adopt a policy that in the event of a change in control (as defined under any applicable employment agreement, equity incentive plan or other plan), there shall be no acceleration of vesting of any equity award granted to any senior executive, provided, however, that our board's Compensation Committee may provide in an applicable grant or purchase agreement that any unvested award will vest on a partial, pro rata basis up to the time of the senior executive's termination, with such qualifications for an award as the Committee may determine."

"For purposes of this Policy, "equity award" means an award granted under an equity incentive plan as defined in Item 402 of the SEC's Regulation S-K, which addresses executive compensation. This resolution shall be implemented so as not [to] affect any contractual rights in existence on the date this proposal is adopted."

The supporting statement that follows the resolution, which is included in full in Exhibit A attached hereto, includes a number of assertions regarding the Company and its officers and directors, including the following:

- *"GMI/The Corporate Library, an independent investment research firm, had continuously rated our company "D" since 2006 with "High Governance Risk." Also "High Concern" for our director's qualifications and "High Concern" regarding our Executive Pay – $16 million for Roland Smith."*

- *"Five of our directors had 16 to 18 years long-tenure and these directors controlled 60% of our audit and executive pay committees – plus 50% of our nomination committee. Director independence erodes after 10-years. GMI said long-tenure hinders a director's ability to provide effective oversight."*

- *"Six directors were age 70 to 85 and these directors controlled 80% of our audit and executive pay committees – plus 50% of our nomination committee. This was a succession planning concern."*

- *"It may not come as a surprise that our nomination committee chairmanship was controlled by David Schwab, who was age 80 and had 18 years long-tenure. A more independent perspective would be a priceless asset for our directors."*

- *"Our CEO received a mega-grant of 830,000 options that simply vested after time. Equity pay should have job performance triggers to align with shareholder interests. Market-priced stock options can pay off for executives due to a rising market alone, regardless of an executive's performance. Plus our highest paid executives could get performance stock units based on short three-year periods that paid off in part for sub-median TSR and EBITDA performance."*

- *"Raymond Troubh was involved with the WHX Corporation bankruptcy and was on our audit and nominatin [sic] committees. Edward Garden was involved with the Chemtura Corporation bankruptcy and was not on any board committee."*

III. BASIS FOR EXCLUSION

A. The Proposal may be excluded under Rule 14a-8(i)(3) because it is impermissibly vague and indefinite and, therefore, materially false and misleading in violation of Rule 14a-9.

Under Rule 14a-8(i)(3), a shareholder proposal may be excluded if "the proposal or supporting statement is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy solicitation materials." In *Staff Legal Bulletin No. 14B (Sep. 15, 2004)* ("SLB No. 14B"), the Staff indicated that exclusion under Rule 14a-8(i)(3) is appropriate where "the language of the proposal or the supporting statement render the proposal so vague and indefinite that neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires."

The Staff has consistently concurred that a shareholder proposal relating to executive compensation may be excluded under Rule 14a-8(i)(3) where aspects of the proposal contain ambiguities that result in the proposal being so vague or indefinite that it is inherently misleading. In particular, the Staff has permitted exclusion of shareholder proposals that were internally inconsistent, failed to define critical terms, or otherwise failed to provide guidance on how they should be implemented. *See, e.g., The Boeing Company (Mar. 2, 2011)* (permitting exclusion of a proposal requesting that senior executives relinquish certain pay rights because the proposal did not sufficiently explain the meaning of the term "executive pay rights" or otherwise provide guidance concerning its implementation); *Verizon Communications Inc. (Feb. 21, 2008)* (permitting exclusion of a proposal requesting that the board of directors adopt a specified senior executive compensation policy because the proposal failed to define critical terms such as "industry peer group" and "relevant time period"); *Prudential Financial, Inc. (Feb. 16, 2007)* (permitting exclusion of a proposal requesting that the board of directors seek shareholder approval of specified compensation programs because the proposal failed to define critical terms such as "senior management incentive compensation programs" and "management controlled programs"); *Eastman Kodak Company (Mar. 3, 2003)* (permitting exclusion of a proposal seeking to cap executive salaries at $1 million because the proposal failed to define critical terms such as "perks" and gave no indication of how stock options were to be valued); *Pfizer Inc. (Feb. 18, 2003)* (permitting exclusion of a proposal requesting that the board of directors grant all stock options to management and directors "at no less than the highest stock price" and that stock options contain a buyback provision "to limit extraordinary gains" because the proposal failed to sufficiently explain the meaning of those terms); and *General Electric Company (Feb. 5, 2003)* (permitting exclusion of a proposal urging the board of directors to seek shareholder approval of all compensation paid to senior executives and directors that exceeded specified thresholds because the proposal failed to define critical terms such as "compensation" and "average wage" or otherwise provide guidance concerning its implementation).

The Staff also has regularly concluded that a shareholder proposal may be excluded where the meaning and application of terms or standards set forth in the proposal may be subject to differing interpretations, resulting in the company and its shareholders being uncertain as to what actions would be required for implementation of the proposal. *See, e.g., Berkshire Hathaway Inc. (Mar. 2, 2007)* (permitting exclusion of a proposal restricting the company from investing in securities of foreign corporations that engaged in activities prohibited for U.S. corporations by Executive Order because the proposal did not adequately describe the degree of the restriction of investment); *Wendy's International, Inc. (Feb. 24, 2006)* (permitting exclusion of a proposal where the term "accelerating development" was found to be unclear); *Bank Mutual Corp. (Jan. 11, 2005)* (permitting exclusion of a proposal requesting the establishment of a mandatory retirement age for directors because the proposal did not specify whether the retirement age was to be 72 years or would be determined when a director attained the age of 72 years); *Peoples Energy Corporation (Nov. 23, 2004)* (permitting exclusion of a proposal where the term "reckless neglect" was found to be unclear); *Woodward Governor Co.* (Nov. 26, 2003) (permitting exclusion of a proposal requesting the adoption of a policy for compensating senior executives "based on stock growth" because the proposal did not specify whether it would apply to all executive compensation or just stock-based compensation); *Exxon Corporation (Jan. 29, 1992)* (permitting exclusion of a proposal restricting board membership criteria where the proposal used vague terms such as "considerable amount of money" that were subject to differing interpretations); and *Fuqua Industries, Inc. (Mar. 12, 1991)* (permitting exclusion of a proposal that failed to provide guidance regarding the meaning and application of critical terms such as "any major shareholder," "assets/interest" and "obtaining control"). In permitting exclusion of the proposal in *Fuqua Industries, Inc.*, the Staff stated that "the proposal may be misleading because any action ultimately taken by the [c]ompany upon implementation could be significantly different from the actions envisioned by shareholders voting on the proposal."

During 2012, the Staff granted no action relief under Rule 14a-8(i)(3) in several instances where companies sought to exclude shareholder proposals seeking to limit the accelerated vesting of equity awards granted to senior executives in the event of a change in control or a termination of employment. *See, e.g., Staples, Inc. (Mar. 5, 2012)* (permitting exclusion of a proposal to eliminate accelerated vesting of equity awards to senior executives upon a change in control, with an exception for pro rata vesting, because the proposal contained vague and indefinite terms such as vesting "on a pro rata basis that is proportionate to the executive's length of employment during the vesting period"); *Devon Energy Corporation (Mar. 1, 2012)* (permitting exclusion of a proposal to eliminate accelerated vesting of equity awards to senior executives upon a termination or a change in control, with an exception for pro rata vesting, because the proposal contained vague and indefinite terms such as vesting "on a pro rata basis"); *Limited Brands, Inc. (Feb. 29, 2012)* (permitting exclusion of a proposal to eliminate accelerated vesting of equity awards held by senior executives upon a change in control, with an exception for pro rata vesting, because the proposal contained vague and indefinite terms such as vesting "on a pro rata basis up to the time of a change of control event"); and *Verizon Communications Inc. (Jan. 27, 2012)* and *Honeywell International Inc. (Jan. 24, 2012)* (each permitting exclusion of a proposal to eliminate accelerated vesting of equity awards held by senior executives upon a termination or a change in control, with an exception for pro rata vesting, because the proposal contained vague and indefinite terms such as vesting "on a pro rata basis that is proportionate to the executive's length of employment during the vesting period"). In each of those cases, the Staff concurred in the exclusion of the proposal on the basis that it was vague and indefinite, noting in particular that "neither stockholders nor the company would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires."[1]

The Proposal presents the same ambiguities and uncertainties as the shareholder proposals cited above, and in fact introduces further ambiguity by referring to "the time of the senior executive's termination" in a proviso to the resolution, even though the requested prohibition on accelerated vesting does not tie to or otherwise reference termination at all. For the reasons discussed below, the Company respectfully submits that the Proposal is impermissibly vague and indefinite and falls within the criteria for exclusion previously established by the Staff under Rule 14a-8(i)(3).

1. The Proposal is internally inconsistent in that it seeks to ban accelerated vesting of equity awards *in the event of a change in control*, while giving the Compensation Committee the authority to permit partial, pro rata vesting *up to the time of the senior executive's termination*.

Ambiguity as to the event(s) that may trigger acceleration. The Proposal's principal mandate is internally inconsistent in that the resolution seeks to prohibit the accelerated vesting of equity awards "*in the event of a change in control,*" while a proviso to the resolution gives the Compensation Committee the authority to permit unvested awards to "vest on a partial, pro rata basis *up to the time of the senior executive's termination*" (emphasis added). The proviso seems

[1] The Company acknowledges that, in *Walgreen Co. (Oct. 4, 2012)*, the Staff did not allow exclusion of a similar shareholder proposal under Rule 14a-8(i)(3) on the basis that it was impermissibly vague and indefinite. The Company submits, however, that the principal arguments made by the Company in this letter (*i.e.*, (i) that the Proposal is internally inconsistent, (ii) that substantial portions of the supporting statement are irrelevant to the subject matter of the Proposal, (iii) that the Proposal is ambiguous when applied to provisions of the Company's existing equity plan, (iv) that the Proposal contains false and misleading statements, and (v) that the Company, through its existing shareholder-approved equity plan, has substantially implemented the Proposal) are novel to, or distinguishable from, the arguments presented to the Staff in the *Walgreen Co.* no action request letter.

to contemplate some level of accelerated vesting that would be triggered upon a senior executive's termination of employment. It is unclear, however, how this termination-based acceleration would function as an exception to the Proposal's general prohibition against accelerated vesting in the event of a change in control of the Company. The language of the Proposal is inherently confusing, and there are several competing interpretations as to how the proviso should be applied in the context of the general prohibition.

One interpretation is that some level of accelerated vesting is permitted if the executive's employment terminates upon or in connection with a change in control of the Company. The Proposal does not define "termination" or in any way distinguish between involuntary termination by the Company (with or without cause), voluntary termination by the executive (with or without good reason), or termination for other reasons, such as retirement, death or disability, nor does the Proposal include any language suggesting that the type of termination matters to the level of accelerated vesting that would be permitted. Companies commonly provide different severance benefits to their senior executives (including different treatment of unvested equity awards) depending on the type of termination that occurs. The Proposal's failure to specify the type(s) of termination to which the requested policy would apply prevents the Company or its shareholders from determining with any reasonable certainty what actions or measures would be required to implement the Proposal. For example, the Proposal could be read to allow an executive who quits his or her employment without good reason, or who is terminated by the Company for cause, to receive accelerated vesting of some portion of his or her equity awards if he or she is terminated in connection with a change in control. This result, however, seems at odds with the key tenant of the Proposal, which is to limit an executive's ability to benefit from accelerated vesting of equity awards in the event of a change in control.

Alternatively, the Proposal (though it does not specify this) could be attempting to permit only a "double trigger" acceleration of unvested equity awards upon the occurrence of certain termination events that occur within a specified period of time either before or after a change in control. This interpretation would be consistent with the Company's 2010 Omnibus Award Plan (the "2010 Plan"), which was approved by the Company's shareholders on May 27, 2010 and is the only equity plan under which the Company is authorized to issue equity awards. The default provisions of the 2010 Plan (which was filed as Annex A to the Company's 2010 proxy statement) specify accelerated vesting of equity awards upon certain types of termination events (*e.g.*, a termination by the Company other than "for cause" or a termination by the participant "for good reason") that occur within 12 months following a "change in control" (as such terms are defined in the 2010 Plan). Unfortunately, nothing in the Proposal refers to, or provides any guidance regarding the parameters of, a "double trigger" vesting requirement. Moreover, nothing in the Proposal suggests whether different types of termination events should be treated differently in determining whether, and the extent to which, unvested equity awards should be accelerated in the event of a "double trigger."

Yet another interpretation is that the Proposal's language could be intended to indicate that the prohibition on accelerated vesting of equity awards in the event of a change in control does not prevent the Company from, as a separate matter, accelerating vesting of equity awards upon an executive's termination of employment, to the extent the terms of the executive's equity award so provide. This interpretation would be consistent with the fact that the Proposal does not indicate in any way that the referenced "termination" event must be connected to the referenced "change in control" event.

The uncertainty regarding the intended scope of the Proposal is exacerbated by the fact that the resolution specifies a "change in control" as the *only* circumstance in which the requested policy would apply. The application of the requested policy to a change in control implies that, under the Company's current equity plans, equity awards granted to senior executives accelerate upon the occurrence of a change in control of the Company, when, in fact, they do not. Sections 7(c)(ii), 8(c)(ii), 9(c)(ii) and 10(b) of the 2010 Plan include default provisions that specify a "double trigger" requirement for the accelerated vesting of equity awards. This means that, in order for an equity award to be accelerated and become fully vested under the 2010 Plan, (i) a change in control must occur *and* (ii) within 12 months of the change in control, a participant must be terminated from his or her employment with the Company as a result of certain specified termination events. Shareholders are likely to be confused by the Proposal, because it ignores the default provisions of the 2010 Plan and seeks to change something that does not presently exist.

A change in control of the Company and a termination of employment of an executive are two distinct and potentially unrelated events, yet the Proposal combines them in an undefined and incomprehensible way, without any description or explanation of how (or whether) the two events are intended to relate to one another. It therefore is difficult, if not impossible, for the Company or its shareholders to determine the exact event(s) that might allow an executive's equity awards to vest on an accelerated basis. Because stockholders voting on the Proposal would be unable to determine with any reasonable certainty the matter on which they are being asked to vote, and the Company would be unable to determine with any reasonable certainty the actions that would be required to implement the requested policy (if the Proposal were approved), the Company respectfully submits that the Proposal is vague and misleading in violation of Rule 14a-9 and, therefore, may be excluded under Rule 14a-8(i)(3).

2. Substantial portions of the supporting statement are devoted to matters that are irrelevant to the Proposal, including attacks on individual directors, thereby creating the risk that shareholders may conclude that the Proposal is for a purpose other than limiting the accelerated vesting of equity awards.

Ambiguity between the resolution and the supporting statement. Unlike the other bases for exclusion under Rule 14a-8, Rule 14a-8(i)(3) refers explicitly to the proponent's supporting statement as well as the shareholder proposal as a whole. In SLB No. 14B, the Staff indicated that exclusion or modification of a shareholder proposal may be appropriate where "substantial portions of the supporting statement are irrelevant to a consideration of the subject matter of the proposal, such that there is a strong likelihood that a reasonable shareholder would be uncertain as to the matter on which she is being asked to vote." The Staff's position articulated in SLB No. 14B is consistent with prior Staff no action letter precedent. *See, e.g., Energy East Corporation (Feb. 12, 2007)* (permitting exclusion of a proposal focused on executive compensation where the supporting statement addressed unrelated issues such as director independence and plurality voting standards); *Bob Evans Farms, Inc. (Jun. 26, 2006)* (permitting exclusion of a supporting statement that failed to "discuss the merits" of the proposal and did not aid stockholders in deciding how to cast their votes); *Northern Santa Fe Corp. (Jan. 31, 2001)* (permitting exclusion of a supporting statement discussing racial and environmental policies that were irrelevant to a proposal requesting shareholder approval of poison pills); *Boise Cascade Corporation (Jan. 23, 2001)* (permitting exclusion of a supporting statement discussing the company's director election process, environmental and social issues and other topics that were unrelated to a proposal calling for the separation of the CEO and chairman positions); and *Freeport-McMoRan Copper & Gold, Inc. (Feb. 22, 1999)* (permitting exclusion of a proposal calling for the annual election of directors unless the proposal was revised to delete discussion of an irrelevant news article regarding alleged conduct by the company's chairman and directors).

In the present case, the stated purpose of the Proposal is to limit accelerated vesting of equity awards granted to senior executives in the event of a change in control. Immediately following the resolution, the Proponent explains – in approximately 40 words – his objections to accelerated vesting: *"The vesting of equity pay over a period of time is intended to promote long-term improvements in performance. The link between executive pay and long-term performance can be severed if such pay is made on an accelerated schedule."*

After having explained the basis for the Proposal, the Proponent then uses the remainder of his supporting statement – approximately 275 words – to present his views on a variety of unrelated corporate governance and executive compensation topics, including attacks on individual members of the Company's board of directors. This diatribe includes assertions and opinions regarding:

- Ratings by an investment research firm of certain of the Company's governance and executive pay practices:
  - *"GMI/The Corporate Library, an independent investment research firm, had continuously rated our company "D" since 2006 with "High Governance Risk." Also "High Concern" for our director's qualifications and "High Concern" regarding our Executive Pay - $16 million for Roland Smith."*
- The tenure and age of certain of the Company's directors:
  - *"Five of our directors had 16 to 18 years long-tenure and these directors controlled 60% of our audit and executive pay committees – plus 50% of our nomination committee. Director independence erodes after 10-years. GMI said long-tenure hinders a director's ability to provide effective oversight."*
  - *"Six directors were age 70 to 85 and these directors controlled 80% of our audit and executive pay committees – plus 50% of our nomination committee. This was a succession planning concern."*

- *"It may not come as a surprise that our nomination committee chairmanship was controlled by David Schwab, who was age 80 and had 18 years long-tenure. A more independent perspective would be a priceless asset for our directors."*

- The Company's use of stock options and performance stock units as part of its executive compensation program:

  - *"Our CEO received a mega-grant of 830,000 options[2] that simply vested after time. Equity pay should have job performance triggers to align with shareholder interests. Market-priced stock options can pay off for executives due to a rising market alone, regardless of an executive's performance. Plus our highest paid executives could get performance stock units based on short three-year periods that paid off in part for sub-median TSR and EBITDA performance."*

- Past "involvement" by certain of the Company's directors with bankruptcies at other public companies:

  - *"Raymond Troubh was involved with the WHX Corporation bankruptcy and was on our audit and nominatin [sic] committees. Edward Garden*

---

[2] In addition to being irrelevant to the subject matter of the Proposal, the supporting statement also contains a false statement regarding a prior equity award granted to the Company's CEO, Mr. Emil Brolick. Specifically, the Proponent asserts that: *"Our CEO received a mega-grant of 830,000 options that simply vested after time."* This statement is factually inaccurate as to both the number of options granted to Mr. Brolick and the vesting status of those options.

As part of his employment agreement with the Company, effective September 12, 2011, Mr. Brolick received a grant of 540,540 stock options, comprised of (i) a 10-year option to purchase 270,270 shares of the Company's common stock, as an inducement to join the Company, and (ii) an additional 10-year option to purchase 270,270 shares of the Company's common stock, as part of the Company's fiscal 2011 long-term equity incentive award program. Each of these option awards vests in three equal installments on the first, second and third anniversaries of the grant date, subject to Mr. Brolick's continued employment with the Company on the applicable vesting date. This information was disclosed on pages 48 and 54 of the Company's 2012 proxy statement, as well as in Form 4 reports filed by Mr. Brolick with the Commission on September 14, 2012.

Accordingly, the Proponent's claim that Mr. Brolick "received a mega-grant of 830,000 options" is false and materially misleading, as it overstates his option grants by approximately 290,000 shares. Likewise, the assertion that Mr. Brolick's options have "simply vested over time" is also false and misleading, as it conveys that Mr. Brolick's option awards have already vested in full, which is not the case. In fact, only one-third of Mr. Brolick's options (covering 180,180 shares) have vested, while the remaining two-thirds of his options (covering 360,360 shares) remain unvested, and will not vest until September 12, 2013 and 2014, respectively, subject to his continued employment on the applicable vesting date. Because the Proponent's statement is factually inaccurate and would materially mislead shareholders with respect to a prior equity award made to the Company's CEO, the Company is precluded by Rule 14a-9 from including this statement in the 2013 Proxy Materials.

> *was involved with the Chemtura Corporation bankruptcy and was not on any board committee."*[3]

The Company maintains that each of these topics is irrelevant to a consideration of the subject matter of the Proposal, which seeks to limit accelerated vesting of equity awards granted to senior executives in the event of a change in control. In fact, by devoting the vast majority of his supporting statement to his views on unrelated topics, it appears that the Proponent is using the Proposal as a vehicle to launch attacks on members of the Company's board of directors and to present reasons why shareholders should not vote for the re-election of certain directors. There is no foundation cited in the Proposal for the proposition that these topics are relevant to the subject matter of the Proposal. The Proponent attempts to justify his comments by making reference to an investment research firm rating the Company with "High Governance Risk," "High Concern" for director qualifications and "High Concern" regarding executive pay (by virtue of compensation paid in 2011 to the Company's former CEO, Mr. Roland Smith, who separated from employment with the Company in September 2011 following the Company's sale of Arby's). However, the extensive commentary that follows has nothing to do with the Proposal itself, which calls into question what the Proposal is intended to accomplish and serves only to further confuse the Company's shareholders regarding what they are being asked to approve.

The Staff has regularly permitted exclusion of shareholder proposals or supporting statements under Rule 14a-8(i)(3) where the supporting statement is irrelevant to the action sought by the proposal. As in the no action letter precedents cited above, the Proponent's supporting statement contains detailed and lengthy references to matters that are entirely unrelated to the subject matter of the Proposal. The Proposal seeks to limit accelerated vesting of equity awards granted to senior executives in the event of a change in control, yet more than half of the Proponent's words are devoted to unrelated topics, including attacks on individual directors. The supporting statement taken in its entirety is misleading in violation of Rule 14a-9 in that it is so unrelated to the focus of the Proposal that it is likely to confuse and mislead shareholders as to the nature of the matter on which they are being asked to vote. Accordingly, the Company respectfully submits that the Proposal may be excluded under Rule 14a-8(i)(3).

---

[3] The Company notes that the Proposal states broadly that Messrs. Troubh and Garden were "*involved with*" the bankruptcies of the relevant companies, without indicating that these individuals served as outside directors, and not as members of management, of these companies. By implying that Messrs. Troubh and Garden were somehow responsible for these bankruptcies, the Proposal insinuates that the character, integrity or personal reputation of Messrs. Troubh and Garden somehow undermines their ability to serve the best interests of the Company and its shareholders with respect to corporate governance and executive compensation matters. In doing so, the Proposal impermissibly impugns the "character, integrity or personal reputation" of Messrs. Troubh and Garden, or implies that Messrs. Troubh and Garden were involved with "improper, illegal or immoral conduct," without factual foundation in violation of Rule 14a-9. *See Note (b) to Rule 14a-9; see also SLB No. 14B.* On that basis, the Company respectfully submits that these statements should be excluded under Rule 14a-8(i)(3).

3. The Proposal fails to define a critical term (vesting "*on a partial, pro rata basis*"), is subject to differing interpretations, and fails to provide sufficient guidance on its implementation.

Ambiguity as to the meaning of vesting "on a partial, pro rata basis." As discussed above, it is unclear how (or whether) the Proposal intends to link the resolution's general prohibition against accelerated vesting of equity awards granted to senior executives "*in the event of a change in control*" with its proviso of permitting some level of accelerated vesting "*up to the time of the senior executive's termination.*" Leaving aside the question of what exact event(s) might trigger accelerated vesting under the requested policy, the Proposal provides no guidance as to what the phrase vesting "on a partial, pro rata basis" means (other than that it should be calculated "up to the time of the senior executive's termination"). The Proponent's failure to clearly explain this critical term or provide guidance as to how this term should be understood or interpreted by the Company in implementing the requested policy leads to considerable uncertainty as to the meaning of the Proposal.

For example, suppose the Company has granted an equity award to a senior executive that vests 25% after year one, another 25% after year two and the remaining 50% after year three. Suppose further that a change in control of the Company occurs during year two (18 months after the grant date) and the executive's employment terminates during year three (27 months after the grant date). (The Company is for these purposes assuming that "partial, pro rata" vesting is triggered under the Proposal, leaving aside the question as to what exactly the trigger(s) would be.)

One interpretation of the phrase vesting "on a partial, pro rata basis" is that the executive may simply remain vested in the 50% of the award that vested prior to the termination date, but that there can be no acceleration of the remaining 50% of the award that did not vest prior to the termination date. Under this reading, the proviso is simply indicating that a pro rata vesting schedule set forth in an award agreement will not be superseded by the requested policy of not accelerating vesting upon a change in control. The difficulty with this interpretation, however, is that there is no accelerated vesting of unvested awards, so there is no need for a proviso to the general prohibition.

A second interpretation is that any unvested portion of the award as of the termination date may be accelerated to some extent. In the above scenario, the first 25% of the award would have vested prior to the change in control, and the second 25% of the award would have vested after the change in control but prior to the executive's termination. As of the date of termination, the remaining 50% of the award would be subject to "partial, pro rata" acceleration in accordance with the requested policy. This could mean, for example, that the remaining 50% of the award could be viewed as allocable to the third year of the vesting period, and a portion would be accelerated that is allocable to the period through the termination date (resulting in the acceleration of one-quarter of the remaining 50% of the award, or an additional 12.5%, for the three months the executive was employed in year three). Alternatively, the remaining 50% of the award could be attributed to the entire three-year vesting period, in which case the executive would be entitled to accelerated vesting of 27/36 of the remaining 50% of the award, or an additional 37.5% (for the 27 months the executive was employed in the three-year period). Another possibility would be to accelerate vesting of the remaining 50% of the award such that the executive would be vested in a pro rata portion of the entire award over the three-year period. In this case, one-half of the remaining 50% of the award, or an additional 25%, would be accelerated to ensure that the executive would be vested in 27/36 of the entire award (taking into account that the executive is already vested in 50% of the entire award as of the termination date). The different interpretations of the phrase vesting "on a partial, pro rata basis" could result in significant disparity as to the number of shares ultimately received by senior executives in the event of a change in control.

Further ambiguity is introduced when attempting to apply the Proposal to performance-based equity awards. As a threshold matter, the Proposal does not address whether performance-based awards should be permitted to vest on an accelerated basis only if (and to the extent) the underlying performance goals have been met, and, if so, whether the performance periods and/or the performance goals applicable to such awards should be modified to reflect the change in control and/or termination of employment event. For example, if an equity award is designed to cliff vest after three years if a performance goal (such as cumulative total shareholder return of 30%) is achieved during that period, but a change of control occurs after year one, and a termination of employment occurs after year two, the Company might reasonably interpret the Proposal as requiring proration of the performance goal so that only one-third of the goal (TSR of 10%) must be met, given the date of the change in control, or that only two-thirds of the goal (TSR of 20%) must be met, given the date of termination. Another possible interpretation would be that the full performance goal (TSR of 30%) must be met at the end of the original performance period (year three), even if a change of control and a termination of employment occurred prior to the end of the performance period. In this case, however, it is unclear whether the entire award should vest upon achievement of the performance goal at the end of year three, or, once it has been determined that the performance goal was in fact achieved, to permit only a "partial, pro rata" portion of the award to vest through the date of the change in control (the end of year one) or the date of termination (the end of year two).

Additional uncertainty arises when trying to ascertain the intended relationship between the words "partial" and "pro rata" as they appear in the Proposal. As drafted, it is unclear (i) whether both words are intended to limit the accelerated vesting of equity awards in the same (undefined) way or (ii) whether the word "partial" is intended to be a modifier of the word "pro rata." Under the first interpretation of the phrase vesting "on a partial, pro rata basis," the inclusion of both words is redundant (if both words are intended to have identical meanings) or, even worse, introduces a second layer of ambiguity (if each word is intended to have a separate meaning).[4] Under the second interpretation of this phrase, the Company might reasonably

[4] The Company notes that the term "pro rata" is commonly understood to have a very specific meaning (*e.g.*, "proportionately according to an exactly calculable factor"), whereas the term "partial" is typically afforded a much less concise meaning (*e.g.*, "of, pertaining to, or affecting, a part only"). *See Merriam-Webster Online Dictionary (www.merriam-webster.com, Jan. 15, 2013).* Given the different meanings of these two words, it is difficult for the Company or its shareholders to ascertain with any reasonable certainty the meaning or intent of the phrase vesting "on a partial, pro rata basis."

conclude that the Compensation Committee should, first, calculate the pro rata amount of an award that is subject to accelerated vesting (using whatever definition and parameters the Committee ultimately adopts), and, second, permit only a portion of such pro rata amount to be accelerated.

The phrase vesting "on a partial, pro rata basis" is a critical term of the Proposal that is not defined or described either in the resolution or the supporting statement. Because the term is subject to so many different interpretations, the Company's shareholders in voting on the Proposal would be unable to determine with any reasonable certainty the policy on which they were being asked to vote. Moreover, if the requested policy were approved by shareholders, it would not be clear what actions the Company should take to implement the policy, and any actions taken by the Company upon implementation of the Proposal could be significantly different from the interpretation of shareholders who approved the Proposal.[5] Recognizing the importance of the proper implementation of executive compensation proposals – to employees, shareholders and companies – the Staff has repeatedly emphasized the importance of clarity when evaluating such proposals. In light of the ambiguities and uncertainties discussed above, the Company respectfully submits that the Proposal does not come close to providing the level of clarity required by the standards previously articulated by the Staff and, therefore, may be excluded under Rule 14a-8(i)(3).

4. The Proposal is ambiguous and subject to different interpretations when applied to key provisions of the 2010 Plan.

The Proposal fails to address whether, in the event of a change in control of the Company, an outstanding equity award, while not accelerated, may be translated into a new award in the equity of a successor company. It is therefore unclear under the Proposal whether the unvested portion of an outstanding equity award would simply be forfeited, or would be translated into the equity of the successor company following a change in control of the Company. This ambiguity is significant as applied to the Company, because Section 12 of the

[5] The Company acknowledges that, unlike similar shareholder proposals that were excluded during 2012 with the Staff's consent *(see, e.g., Staples, Inc. (Mar. 5, 2012); Devon Energy Corporation (Mar. 1, 2012); Limited Brands, Inc. (Feb. 29, 2012); Verizon Communications Inc. (Jan. 27, 2012); and Honeywell International Inc. (Jan. 24, 2012))*, the Proposal seeks to give the Compensation Committee the authority to permit accelerated vesting of equity awards "on a partial, pro rata basis . . . with such qualifications for an award as the Committee may determine." The Company respectfully submits that giving the Compensation Committee the authority and discretion to implement a vague and indefinite proposal as it sees fit does not, however, make the Proposal any less vague and indefinite or, more importantly, any more comprehensible to shareholders. This is especially true when the Proposal is viewed in light of its many other deficiencies discussed in this letter, including its internal inconsistencies, irrelevant supporting statement, ambiguities when applied to provisions of the Company's existing equity plan, and materially false and misleading statements. As drafted, shareholders simply would not know policy (or exceptions to the policy) they were being asked to approve or what steps the Company might ultimately take in attempting to implement the policy. Moreover, shareholders (or proxy advisory firms) might ascribe to the phrase vesting "on a partial, pro rata basis" a meaning completely different from the meaning ultimately ascribed to such phrase by the Company, such that any action taken by the Company to implement the Proposal could be significantly different from the actions envisioned by shareholders, resulting in confusion by shareholders and the potential for unwarranted criticism to the Company.

2010 Plan expressly permits the Compensation Committee to, among other things, provide for "a substitution or assumption of [a]wards (or awards of an acquiring company)" in the event of a change in control or similar corporate event.

Accordingly, in implementing the Proposal, the Company's board of directors would have to decide whether to retain the applicable provisions of Section 12, or to eliminate or modify those provisions. While the tone of the Proposal might suggest that the unvested portion of an outstanding equity award should be forfeited and terminated without any further action in the event of a change in control, permitting the continuation of an outstanding equity award on similar terms in the equity of a corporate successor seems consistent with the goal of the Proposal, which is to prohibit immediate vesting in the event of a change in control. Given this ambiguity, neither the shareholders in voting on the Proposal, nor the Company in attempting to implement the Proposal, could determine with any reasonable certainty exactly what actions or measures would be required or permitted with respect to this key provision of the 2010 Plan. For that reason, the Company respectfully submits that the Proposal is impermissibly vague and indefinite and may be excluded under Rule 14a-8(i)(3).

B. The Proposal is false and misleading in violation of Rule 14a-9 in that it implies that a change in control of the Company would trigger the accelerated vesting of equity awards granted to senior executives, which is not the case.

As noted above, under Rule 14a-8(i)(3), companies may exclude a shareholder proposal if "the proposal or supporting statement is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy solicitation materials." Specifically, Rule 14a-9 provides that no solicitation shall be made by means of any proxy statement containing "any statement, which, at the time and in light of the circumstances under which it is made, is false or misleading with respect to any material fact, or which omits to state any material fact necessary in order to make the statements therein not false or misleading." In SLB No. 14B, the Staff indicated that exclusion under Rule 14a-8(i)(3) may be appropriate where "the company demonstrates objectively that a factual statement is materially false or misleading." The Staff has consistently permitted exclusion under Rule 14a-8(i)(3) of shareholder proposals that are premised on materially false or misleading statements. *See, e.g., General Electric Company (Jan. 21, 2011)* (permitting exclusion of a proposal seeking adjustments to a specific type of executive compensation program because the company did not maintain any programs of the type described in the proposal); *General Electric Company (Jan. 6, 2009)* (permitting exclusion of a proposal as materially false and misleading because of "an underlying assertion" that the company had plurality voting when, in fact, the company had implemented majority voting); *Johnson & Johnson Inc. (Jan. 31, 2007)* (permitting exclusion of a proposal requesting a shareholder advisory vote to approve the compensation committee report because the proposal falsely implied that shareholders would be voting on the company's executive compensation policies); *State Street Corp. (Mar. 1, 2005)* (permitting exclusion of a proposal as materially false and misleading where the proposal requested shareholder action under a section of state law that had been recodified); *Duke Energy Corp. (Feb. 8, 2002)* (permitting exclusion of a proposal urging the board of directors to adopt various independence related amendments to the company's nominating committee, where the company did not have a nominating committee); *General Magic, Inc. (May 1, 2002)* (permitting exclusion of a proposal as materially false and misleading where the proposal created the false impression that the company tolerated dishonest behavior by its employees, when in fact, the company had corporate policies to the contrary); and *Conrail Inc. (Feb. 22, 1996)* (permitting exclusion of a proposal as materially false and misleading where the proposal misstated a fundamental provision of the relevant plan).

By asking shareholders to request that the Company's board of directors adopt a policy to prohibit the accelerated vesting of equity awards granted to senior executives "in the event of a change in control," the Proposal falsely implies that the Company's current equity plans provide for the accelerated vesting of equity awards upon a change in control, which is not the case. As discussed above, the 2010 Plan specifies, as its default provisions, a "double trigger" requirement for the accelerated vesting of equity awards. This means that, in order for equity awards to be accelerated and become vested, (i) a change in control must occur *and* (ii) within 12 months of the change in control, a participant must be terminated from his or her employment with the Company as a result of certain specified termination events (*e.g.*, a termination by the Company other than for cause or a termination by the participant for good reason). All equity awards granted by the Company under the 2010 Plan are subject to "double trigger" vesting requirements, such that the occurrence of a change in control by itself would not result in the accelerated vesting of any such awards. On page 66 of its 2012 proxy statement, the Company described the requirements for "double trigger" accelerated vesting of outstanding stock and option awards under the 2010 Plan and quantified the hypothetical values that would have been realized by the Company's named executive officers had a "double trigger" event occurred as of the end of the Company's 2011 fiscal year. Moreover, the Company has not entered into any separate change in control or other agreements with any of its executive officers that eliminate the "double trigger" vesting provisions of the 2010 Plan.[6] The Proposal implies that a change in control of the Company would trigger accelerated vesting of equity awards granted to senior executives by virtue of the fact that it urges adoption of a policy to prohibit accelerated vesting of equity awards in the event of a change in control. Shareholders are likely to be confused by the Proposal, because it ignores the default provisions of the 2010 Plan – a plan that was previously approved by the Company's shareholders – and the Company's past practice in granting equity awards, and thus seeks to change something that does not presently exist.

Consistent with the Staff's no action letter precedents cited above, the Company respectfully submits that the Proposal is false and misleading in violation of Rule 14a-9 and, therefore, may be excluded under Rule 14a-8(i)(3) on the basis that it creates the false impression

---

[6] In addition to the "double trigger" vesting provisions of the 2010 Plan, the Company's CEO, Mr. Brolick, is entitled, pursuant to his employment agreement with the Company, to accelerated vesting of certain equity awards in the event (i) the Company terminates his employment without "cause" or he terminates his employment "for good reason" (as such terms are defined in the agreement) *and* (ii) a change in control occurs prior to the end of his initial three-year employment term (or, in the event his employment is terminated after the end of his initial three-year employment term, a change in control occurs prior to the end of the applicable one-year extension of his employment term). Because Mr. Brolick's employment agreement also imposes a "double trigger" requirement for accelerated vesting of his equity awards, the arguments presented by the Company in this letter with respect to the 2010 Plan are equally applicable to Mr. Brolick's employment agreement. The Company has not entered into any employment or other agreements with any of its other executive officers that provide for accelerated vesting of equity awards in the event of a change in control.

that a change in control of the Company triggers accelerated vesting of equity awards granted to senior executives.

C. Under the 2010 Plan, a change in control does not trigger accelerated vesting of equity awards granted to senior executives; therefore, the Proposal may be excluded under Rule 14a-8(i)(10) on the basis that it has been substantially implemented.

Rule 14a-8(i)(10) permits a company to exclude a shareholder proposal if "the company has already substantially implemented the proposal." The Commission indicated that the predecessor to Rule 14a-8(i)(10) was "designed to avoid the possibility of shareholders having to consider matters which have already been favorably acted upon by the management." *Exchange Act Release No. 34-12598 (Jul. 7, 1976).* The Commission has stated that for a proposal to be excluded under Rule 14a-8(i)(10), the proposal must be "substantially implemented by the issuer," it need not have been "fully effected." *Exchange Act Release No. 34-2091 (Aug. 16, 1983)* (discussing Rule 14a-8(c)(10), the predecessor to Rule 14a-8(i)(10)); *see also Exchange Act Release No. 40018 (May 21, 1998).*

In applying this standard, the Staff has noted that "a determination that the company has substantially implemented the proposal depends upon whether [its] particular policies, practices and procedures compare favorably with the guidelines of the proposal." *Texaco, Inc. (Mar. 28, 1991).* To this end, the Staff has granted no action relief when a company has satisfied the essential objective of the proposal or addressed the underlying concerns of the proposal, even if the company did not take the exact action requested by the proponent or did not implement the proposal in every detail. *See, e.g., McKesson Corporation (Apr. 8, 2011)*; *Exelon Corp. (Feb. 26, 2010)*; *Anheuser-Busch Cos., Inc. (Jan. 17, 2007)*; *Johnson & Johnson Inc. (Feb. 17, 2006)*; *Intel Corp. (Mar. 11, 2003)*; and *Masco Corporation (Mar. 29, 1999).*

The Proposal requests that "the board of directors adopt a policy that *in the event of a change in control* . . . there shall be no acceleration of vesting of any equity award granted to any senior executive . . ." (emphasis added). As described above, the 2010 Plan – which was previously approved by the Company's shareholders and is the only equity plan under which the Company is permitted to issue equity awards – specifies, as its default provision, a "double trigger" requirement for the accelerated vesting of equity awards. While, as discussed in this letter, it is true that the Proposal is vague and indefinite and presents numerous ambiguities and uncertainties as to how the requested policy should be implemented, it is also true that equity awards granted by the Company to senior executives under the 2010 Plan are not subject to accelerated vesting solely upon a change in control of the Company. Accordingly, the Company respectively submits that the Proposal may be excluded under Rule 14a-8(i)(10) on the basis that the Company (with the support of its shareholders by virtue of their approval of the 2010 Plan) has substantially implemented the policy being requested by the Proponent.

D. Revision is permitted only in limited circumstances.

As the Staff noted in *Staff Legal Bulletin No. 14 (Jul. 13, 2001)* ("SLB No. 14"), there is no provision in Rule 14a-8 that allows a shareholder to revise his or her proposal and supporting statement. While the Staff occasionally permits shareholders to make minor revisions to their proposals for the purpose of eliminating false and misleading statements, the Staff indicated in SLB No. 14B that revision is appropriate only for "proposals that comply generally with the substantive requirements of Rule 14a-8, but contain some minor defects that could be corrected easily." *See also SLB No. 14.* As the Staff noted in SLB No. 14B, "[o]ur intent to limit this practice to minor defects was evidenced by our statement in SLB No. 14 that we may find it appropriate for companies to exclude the entire proposal, supporting statement, or both as materially false and misleading if a proposal or supporting statement or both would require detailed and extensive editing to bring it into compliance with the proxy rules." *See also SLB No. 14.* Moreover, where a proposal or a supporting statement contains vague and indefinite terms in violation of Rule 14a-8(i)(3), the Staff indicated in SLB No. 14 that shareholders may be permitted to clarify those terms only in "rare circumstances." In the present case, as evidenced by the number of inconsistent, irrelevant, ambiguous, false and misleading statements included in both the resolution and the supporting statement, the Company respectfully submits that the Proposal would require such extensive editing to bring it into compliance with the Commission's proxy rules that the entire Proposal warrants exclusion under Rule 14a-8(i)(3). This result is consistent with the Staff's conclusion in both *Staples, Inc. (Mar. 3, 2012)* and *Limited Brands, Inc. (Feb. 29, 2012)*, where, in each case, the Staff disregarded the proponent's request that it be permitted to make revisions to a proposal substantially similar to the Proposal.

IV. CONCLUSION

On the basis of the foregoing, the Company respectfully requests that the Staff confirm that it will not recommend enforcement action to the Commission if the Company excludes the Proposal from the 2013 Proxy Materials. If you have any questions or require additional information, please contact me at (614) 764-3228 or *dana.klein@wendys.com*. If the Staff is unable to agree with the conclusions set forth in this letter, the Company respectfully requests the opportunity to confer with the Staff prior to its issuance of a written response to this letter.

Sincerely yours,



Dana Klein
Senior Vice President –
Corporate and Securities Counsel, and
Assistant Secretary

Enclosures

Copies (with enclosures) to:

Mr. John Chevedden (as proxy for Mr. Kenneth Steiner)

Exhibit A

The Proposal and Related Correspondence

- E-mail sent by the Proponent to the Company on December 9, 2012. The e-mail attachment contains the Proposal.
- E-mail sent by the Proponent to the Company on December 14, 2012. The e-mail attachment contains the Proponent's proof of ownership of the Company's securities in accordance with Rule 14a-8(b).

[Attached.]

From: *** FISMA & OMB Memorandum M-07-16 ***
Sent: Sunday, December 09, 2012 11:51 PM
To: Toop, Scott [Scott.Toop@wendys.com]
Cc: Barker, John [john.barker@wendys.com]
Subject: Rule 14a-8 Proposal (WEN)

Mr. Toop,
Please see the attached Rule 14a-8 Proposal.
Sincerely,
John Chevedden

Kenneth Steiner

*** FISMA & OMB Memorandum M-07-16 ***

Mr. Nelson Peltz
Chairman of the Board
The Wendy's Company (WEN)
One Dave Thomas Blvd
Dublin OH 43017
Phone: 614 764 3100
Fax: 678-514-5344

Dear Mr. Peltz,

I purchased stock in our company because I believed our company had greater potential. My attached Rule 14a-8 proposal is submitted in support of the long-term performance of our company. My proposal is for the next annual shareholder meeting. I will meet Rule 14a-8 requirements including the continuous ownership of the required stock value until after the date of the respective shareholder meeting. My submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication. This is my proxy for John Chevedden and/or his designee to forward this Rule 14a-8 proposal to the company and to act on my behalf regarding this Rule 14a-8 proposal, and/or modification of it, for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting. Please direct all future communications regarding my rule 14a-8 proposal to John Chevedden

*** FISMA & OMB Memorandum M-07-16 ***

to facilitate prompt and verifiable communications. Please identify this proposal as my proposal exclusively.

This letter does not cover proposals that are not rule 14a-8 proposals. This letter does not grant the power to vote.

Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of my proposal promptly by email to *** FISMA & OMB Memorandum M-07-16 ***

Sincerely,



Kenneth Steiner
Rule 14a-8 Proponent since 1995

10-18-12
Date

cc: R. Scott Toop <scott.toop@wendys.com>
Corporate Secretary
John Barker <john.barker@wendys.com>

[WEN: Rule 14a-8 Proposal, December 9, 2012]
Proposal 4* – Limit Accelerated Executive Pay

Resolved: The shareholders ask the board of directors to adopt a policy that in the event of a change in control (as defined under any applicable employment agreement, equity incentive plan or other plan), there shall be no acceleration of vesting of any equity award granted to any senior executive, provided, however, that our board's Compensation Committee may provide in an applicable grant or purchase agreement that any unvested award will vest on a partial, *pro rata* basis up to the time of the senior executive's termination, with such qualifications for an award as the Committee may determine.

For purposes of this Policy, "equity award" means an award granted under an equity incentive plan as defined in Item 402 of the SEC's Regulation S-K, which addresses executive compensation. This resolution shall be implemented so as not affect any contractual rights in existence on the date this proposal is adopted.

The vesting of equity pay over a period of time is intended to promote long-term improvements in performance. The link between executive pay and long-term performance can be severed if such pay is made on an accelerated schedule.

This proposal should also be evaluated in the context of our Company's overall corporate governance as reported in 2012:

GMI/The Corporate Library, an independent investment research firm, had continuously rated our company "D" since 2006 with "High Governance Risk." Also "High Concern" for our director's qualifications and "High Concern" regarding our Executive Pay – $16 million for Roland Smith.

Five of our directors had 16 to 18 years long-tenure and these directors controlled 60% of our audit and executive pay committees – plus 50% of our nomination committee. Director independence erodes after 10-years. GMI said long-tenure hinders a director's ability to provide effective oversight. Six directors were age 70 to 85 and these directors controlled 80% of our audit and executive pay committees – plus 50% of our nomination committee. This was a succession planning concern. It may not come as a surprise that our nomination committee chairmanship was controlled by David Schwab, who was age 80 and had 18 years long-tenure. A more independent perspective would be a priceless asset for our directors.

Our CEO received a mega-grant of 830,000 options that simply vested after time. Equity pay should have job performance triggers to align with shareholder interests. Market-priced stock options can pay off for executives due to a rising market alone, regardless of an executive's performance. Plus our highest paid executives could get performance stock units based on short three-year periods that paid off in part for sub-median TSR and EBITDA performance.

Raymond Troubh was involved with the WHX Corporation bankruptcy and was on our audit and nominatin committees. Edward Garden was involved with the Chemtura Corporation bankruptcy and was not on any board committee.

Please vote to protect shareholder value:

Limit Accelerated Executive Pay – Proposal 4*

Notes:
Kenneth Steiner, *** FISMA & OMB Memorandum M-07-16 *** sponsored this proposal.

Please note that the title of the proposal is part of the proposal.

*Number to be assigned by the company.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including (emphasis added):

> Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(l)(3) in the following circumstances:
>
> - the company objects to factual assertions because they are not supported;
> - the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
> - the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
> - the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.
>
> ***We believe that it is appropriate under rule 14a-8 for companies to address these objections in their statements of opposition.***

See also: Sun Microsystems, Inc. (July 21, 2005).
Stock will be held until after the annual meeting and the proposal will be presented at the annual meeting. Please acknowledge this proposal promptly by email *** FISMA & OMB Memorandum M-07-16 ***

From: *** FISMA & OMB Memorandum M-07-16 ***
Sent: Friday, December 14, 2012
To: Toop, Scott [Scott.Toop@wendys.com]
Cc: Barker, John [john.barker@wendys.com]
Subject: Rule 14a-8 Proposal (WEN)

Mr. Toop,
Attached is rule 14a-8 proposal stock ownership letter. Please acknowledge receipt and let me know on Monday whether there is any question.
Sincerely,
John Chevedden
cc: Kenneth Steiner



Post-it® Fax Note 7671	Date 12-14-12	# of pages ▸
To R. Scott Torp	From John Chevedden	
Co./Dept.	Co.	
Phone #	Phone # *** FISMA & OMB Memorandum M-07-16 ***	
Fax # 678-514-5344	Fax #	

December 13, 2012

Kenneth Steiner

*** FISMA & OMB Memorandum M-07-16 ***

Re: TD Ameritrade account ending in *** FISMA & OMB Memorandum M-07-16 ***

Dear Kenneth Steiner,

Thank you for allowing me to assist you today. Pursuant to your request, this letter is confirmation that you have continuously held the following securities in the TD Ameritrade Clearing, Inc. DTC #0188 account ending in *** FISMA & OMB Memorandum M-07-16 *** since October 1, 2011.

Symbol	Stock	# of Shares
TDS	Telephone and Data Systems	1,000
WFR	MEMC Electronic Materials	5,300
JPM	JPMorgan Chase	1,500
S	Sprint Nextel	12,400
VGR	Vector Group	1,159
WEN	Wendy's	7,500
XOM	Exxon Mobil	2,510

If you have any further questions, please contact 800-669-3900 to speak with a TD Ameritrade Client Services representative, or e-mail us at clientservices@tdameritrade.com. We are available 24 hours a day, seven days a week.

Sincerely,

Trevor Lieberth
Resource Specialist
TD Ameritrade

This information is furnished as part of a general information service and TD Ameritrade shall not be liable for any damages arising out of any inaccuracy in the information. Because this information may differ from your TD Ameritrade monthly statement, you should rely only on the TD Ameritrade monthly statement as the official record of your TD Ameritrade account.

TD Ameritrade does not provide investment, legal or tax advice. Please consult your investment, legal or tax advisor regarding tax consequences of your transactions.

TDA 5380 L 09/12

JOHN CHEVEDDEN

FISMA & OMB Memorandum M-07-16 ***FISMA & OMB Memorandum M-07-16***

January 22, 2013

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 2 Rule 14a-8 Proposal
The Wendy's Company (WEN)
Limit Accelerated Executive Pay
Kenneth Steiner

Ladies and Gentlemen:

This is in regard to the January 15, 2013 company request concerning this rule 14a-8 proposal.

Although the text in this proposal is similar to the text of the rule 14a-8 proposals in *Walgreen Co.* (October 4, 2012) (Amalgamated Bank) and *Honeywell International Inc.* (January 10, 2013), the company does not disagree with *Walgreen* or *Honeywell.* Walgreen has a double trigger.

This is to request that the Securities and Exchange Commission allow this resolution to stand and be voted upon in the 2013 proxy.

Sincerely,



John Chevedden

cc: Kenneth Steiner

Kathleen McLaughlin <Kathleen.McLaughlin@wendys.com>

JOHN CHEVEDDEN

FISMA & OMB Memorandum M-07-16 ***FISMA & OMB Memorandum M-07-16***

January 18, 2013

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 1 Rule 14a-8 Proposal
The Wendy's Company (WEN)
Limit Accelerated Executive Pay
Kenneth Steiner

Ladies and Gentlemen:

This is in regard to the January 15, 2013 company request concerning this rule 14a-8 proposal.

Page 7 to the end of page 10 of the company letter does not address the proposal text in the context of its introductory sentence, "This proposal should also be evaluated in the context of our Company's overall corporate governance as reported in 2012:" The company does not opine on how shareholders might overlook this introductory sentence. The company does not discuss its argument on the text that follows this introduction in relation to *Pfizer Inc.* (Jan. 9, 2013). The proposal did not say that Mr. Brolick received 830,000 options.

This is to request that the Securities and Exchange Commission allow this resolution to stand and be voted upon in the 2013 proxy.

Sincerely,



John Chevedden

cc: Kenneth Steiner

Kathleen McLaughlin <Kathleen.McLaughlin@wendys.com>

From: *** FISMA & OMB Memorandum M-07-16 ***
Sent: Sunday, December 09, 2012 11:51 PM
To: Toop, Scott [Scott.Toop@wendys.com]
Cc: Barker, John [john.barker@wendys.com]
Subject: Rule 14a-8 Proposal (WEN)

Mr. Toop,
Please see the attached Rule 14a-8 Proposal.
Sincerely,
John Chevedden

Kenneth Steiner

*** FISMA & OMB Memorandum M-07-16 ***

Mr. Nelson Peltz
Chairman of the Board
The Wendy's Company (WEN)
One Dave Thomas Blvd
Dublin OH 43017
Phone: 614 764 3100
Fax: 678-514-5344

Dear Mr. Peltz,

I purchased stock in our company because I believed our company had greater potential. My attached Rule 14a-8 proposal is submitted in support of the long-term performance of our company. My proposal is for the next annual shareholder meeting. I will meet Rule 14a-8 requirements including the continuous ownership of the required stock value until after the date of the respective shareholder meeting. My submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication. This is my proxy for John Chevedden and/or his designee to forward this Rule 14a-8 proposal to the company and to act on my behalf regarding this Rule 14a-8 proposal, and/or modification of it, for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting. Please direct all future communications regarding my rule 14a-8 proposal to John Chevedden

*** FISMA & OMB Memorandum M-07-16 ***

to facilitate prompt and verifiable communications. Please identify this proposal as my proposal exclusively.

This letter does not cover proposals that are not rule 14a-8 proposals. This letter does not grant the power to vote.

Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of my proposal promptly by email to *** FISMA & OMB Memorandum M-07-16 ***

Sincerely,



Kenneth Steiner
Rule 14a-8 Proponent since 1995

10-18-12
Date

cc: R. Scott Toop <scott.toop@wendys.com>
Corporate Secretary
John Barker <john.barker@wendys.com>

Notes:
Kenneth Steiner, *** FISMA & OMB Memorandum M-07-16 *** sponsored this proposal.

Please note that the title of the proposal is part of the proposal.

*Number to be assigned by the company.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including (emphasis added):

> Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(I)(3) in the following circumstances:
>
> • the company objects to factual assertions because they are not supported;
>
> • the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
>
> • the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
>
> • the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.
>
> ***We believe that it is appropriate under rule 14a-8 for companies to address these objections in their statements of opposition.***

See also: Sun Microsystems, Inc. (July 21, 2005).
Stock will be held until after the annual meeting and the proposal will be presented at the annual meeting. Please acknowledge this proposal promptly by email *** FISMA & OMB Memorandum M-07-16 ***

From: *** FISMA & OMB Memorandum M-07-16 ***
Sent: Friday, December 14, 2012
To: Toop, Scott [Scott.Toop@wendys.com]
Cc: Barker, John [john.barker@wendys.com]
Subject: Rule 14a-8 Proposal (WEN)

Mr. Toop,
Attached is rule 14a-8 proposal stock ownership letter. Please acknowledge receipt and let me know on Monday whether there is any question.
Sincerely,
John Chevedden
cc: Kenneth Steiner



Post-it® Fax Note 7671	Date 12-14-12	# of pages ▸
To R. Scott Torp	From John Chevedden	
Co./Dept.	Co.	
Phone #	Phone # *** FISMA & OMB Memorandum M-07-16 ***	
Fax # 678-514-5344	Fax #	

December 13, 2012

Kenneth Steiner

*** FISMA & OMB Memorandum M-07-16 ***

Re: TD Ameritrade account ending in *** FISMA & OMB Memorandum M-07-16 ***

Dear Kenneth Steiner,

Thank you for allowing me to assist you today. Pursuant to your request, this letter is confirmation that you have continuously held the following securities in the TD Ameritrade Clearing, Inc. DTC #0188 account ending in *** FISMA & OMB Memorandum M-07-16 *** since October 1, 2011.

Symbol	Stock	# of Shares
TDS	Telephone and Data Systems	1,000
WFR	MEMC Electronic Materials	5,300
JPM	JPMorgan Chase	1,500
S	Sprint Nextel	12,400
VGR	Vector Group	1,159
WEN	Wendy's	7,500
XOM	Exxon Mobil	2,510

If you have any further questions, please contact 800-669-3900 to speak with a TD Ameritrade Client Services representative, or e-mail us at clientservices@tdameritrade.com. We are available 24 hours a day, seven days a week.

Sincerely,

Trevor Lieberth
Resource Specialist
TD Ameritrade

This information is furnished as part of a general information service and TD Ameritrade shall not be liable for any damages arising out of any inaccuracy in the information. Because this information may differ from your TD Ameritrade monthly statement, you should rely only on the TD Ameritrade monthly statement as the official record of your TD Ameritrade account.

TD Ameritrade does not provide investment, legal or tax advice. Please consult your investment, legal or tax advisor regarding tax consequences of your transactions.

TDA 5380 L 09/12